1/6

05013430

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phosphagenics Limited

*CURRENT ADDRESS Level 2, 90 William Street
Melbourne VIC 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

FILE NO. 82- 34939 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mcc

DAT : 12/20/05

phosphagenics

PHOSPHAGENICS LIMITED

ABN: 32 056 482 403





2004

annual report









Contents

Corporate Directory

PHOSPHAGENICS LIMITED
(ABN 32 056 482 403)

Board of Directors
Associate Professor Andrew Lancelot Vizard
(Chairman and Independent Director)

Harry Rosen
(Executive Director)

Dr Ian Grant Pattison
(Managing Director)

Professor John Mills
(Independent Director)

Jonathan Lancelot Addison
(Independent Director)

Michael David Preston
(Non-Executive Director)

COMPANY SECRETARY
Maurice Reginald Garbutt

REGISTERED OFFICE
Level 2
90 William St
Melbourne Vic 3000 Australia

PRINCIPAL BUSINESS OFFICE
Level 2
90 William St
Melbourne Vic 3000 Australia
Telephone: 03 9605 5900
Facsimile: 03 9605 5999
www.phosphagenics.com
Email: info@phosphagenics.com

SHARE REGISTRAR
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067 Australia

AUDITORS
PKF
Level 11, CU Tower
485 La Trobe Street
Melbourne Vic 3000 Australia

AUSTRALIAN STOCK EXCHANGE LIMITED
The company's securities are quoted on the official lists of the Australian Stock Exchange Limited (ASX). The company's ASX Code is POH and the home exchange is Melbourne. Option code is POHOB.

ALTERNATIVE INVESTMENTS MARKET
The Company shares are quoted on the London Stock Exchange's Alternative Investment Market (AIM). The Company AIM code is PSG.

ANNUAL GENERAL MEETING
Phosphagenics Limited AGM will be held on Thursday 26th May 2005 in the ASX Theatrette, Level 1, 530 Collins Street, Melbourne, commencing at 2.30pm.

SCIENTIFIC ADVISORY BOARD
Dr Simon West

Professor Angelo Azzi

Professor Frank Ng

Professor Ishwarlal Jialal

Chairman's Report



PHOSPHAGENICS ANNUAL REPORT 2004

It is with great pleasure that I present the Phosphagenics Annual Report for the year ended 31 December 2004.

2004 was a watershed year for Phosphagenics. We changed name (from Vital Capital Ltd.), a major acquisition was finalised, the Company was restructured and, importantly, significant commercial and scientific milestones were achieved.

Structural

The acquisition of all outstanding shares in Vital Health Sciences (VHS) allows Phosphagenics' shareholders to capture the full value of the considerable intellectual property held within VHS. In addition, it triggered a number of major structural changes to Phosphagenics.

Phosphagenics relinquished its Pooled Development Fund (PDF) status on 16 December 2004. This step occurred as a direct result of our acquisition of all the stock held in Vital Health Sciences. Pooled Development Funds are highly restricted in a number of commercially important areas. Your Directors took the view that we had outgrown our PDF status and the change took place accordingly.

We listed on the Alternative Investment Market (AIM) in London in July. The strategic importance of the listing was clearly illustrated towards the end of the year when we successfully raised A$3.9 million of equity funds through placements in the UK market. Shareholders can now be assured that we have strengthened our links to the global pharmaceutical and nutraceutical markets through this dual listing.

As a result of these changes, Phosphagenics is now a focused and growing pharmaceutical and vitamin company with a structure that best supports our drive to commercialise our patented technologies.

Personnel

During 2004 Phosphagenics also strengthened its Board and management team.

Two new Non-Executive Directors, Professor John Mills and Mr Michael Preston were added to the board.

Professor Mills is CEO of Advanced Diagnostic Concepts and holds professional appointments at Monash University and RMIT. He recently retired after 10 years as Director of the Macfarlane Burnet Institute for Medical Research. He has published more than 200 scientific articles and has been a consultant to industry and governments, the World Health Organisation and United Nations.

Mr Preston is a principal partner and founder of Alberdale & Co, an FSA-regulated corporate and business advisory firm based in London with an office in the US. He has extensive experience as a financial and strategic advisor to many growing companies in both countries.

Mr Harry Rosen, another of your Directors, accepted the position of President of the Company. Harry spent a considerable amount of 2004 representing Phosphagenics in the US and London and was instrumental in our successful AIM listing.

Dr Ian Pattison joined the Company in April 2004 as Managing Director. Dr Pattison was previously a Director and Senior Executive with Cognis Australia, Business Director of Cognis worldwide Carotenoid Business Unit and Director in charge of Cognis Nutrition and Health product range throughout the Asia Pacific region.

Working with Harry and Ian during the year was Dr Esra Ogru, Vice-President of R&D and Bruce Butler, Vice-President of nutraceuticals.

Phosphagenics now has a senior executive team with proven expertise and experience in delivering international commercial outcomes from Australian science.

Financial position

In addition to the A$3.9 million raised through placements in London, your Company reported two other pleasing cash injections throughout the year.

The first was the announcement of our successful application for an Australian Government Aus Industry R&D START Grant to assist the funding of our Phase I and Pre-Phase II human trials for the transdermal delivery of morphine for pain management. The grant totals A$1.7 million and will match dollar for dollar the expenditure by your Company.

The second was the exceptional uptake of our Shareholders Purchase Plan in November. We raised more than A$2.1 million from 547 existing shareholders – this represented 15 per cent of our shareholder base.

Our strong cash reserves enabled us to accelerate our R&D and commercialisation programs, both in the vitamin and pharmaceutical divisions of the Company.

Your Board is satisfied that the restructuring that I have outlined in this report will enable the Company to take full advantage of the exciting intellectual property that we hold.

I commend the balance of the Phosphagenics Annual Report for 2004 to you.



Associate Professor: Andrew Lancelot Vizard
CHAIRMAN

Managing Director's Report



PHOSPHAGENICS ANNUAL REPORT 2004

Phosphagenics Limited made significant progress in 2004 and I have great pleasure in detailing these achievements.

The transformation of the Company from an investment vehicle to a focused biotechnology Company has been covered in our Chairman's report. I will report on the details of the operations of the Company in the areas of personnel, commercialisation, research and development, production and science and provide an outlook for 2005 for shareholders.

Personnel

We maintained our dedicated R&D teams in the Department of Biochemistry and Molecular Biology at Monash University's Clayton campus who continued to work on the biological research and testing of our products and our team at Victorian University of Technology (VUT) who explored fundamental phosphate chemistry.

Towards the end of the year we consolidated our staff into Monash University for reasons of convenience and communications. We thank VUT for the successful collaboration that provided crucial process development from the early days of Vital Health Sciences.

At Monash we moved into larger laboratory space, increased our staff and invested in additional equipment and development resources. We now have a research team of seven PhDs and three graduates working in our R&D area and at our Brooklyn, Melbourne process development facility.

The Company's Scientific Advisory Board was strengthened with the addition of three scientists of world renown.

Professor Angelo Azzi is a well-recognised international authority on atherosclerosis and is the author of more than 400 peer-reviewed articles in scientific journals. In addition to many consulting positions he has also been an invited speaker to more than 200 international meetings.

Professor Azzi is currently Professor and Director of the Institute of Biochemistry and Molecular Biology at the University of Bern, Switzerland. During 2005, Professor Azzi will be based at Tufts University in Boston as an honorary professor and visiting scientist.

Professor Ishwarlal Jialal, a physician and an internationally-renowned specialist in human nutrition, is considered one of the top three international research leaders in the areas of Vitamin E, cardiovascular disease and diabetes. He is based in the University of California, Davis (UCD Medical Centre at UCD outside of Sacramento, California.

Professor Jialal has featured in more than 200 scientifically reviewed publications and has received more than 70 grants, many involving millions of dollars, from the National Institute of Health in the US. He sits on many editorial boards including that of the prestigious American Journal of Clinical Nutrition.

Professor Frank Ng is an Honorary Professor of Biochemistry and Molecular Biology at Monash University and has been involved with medical science, health and nutrition and education for more than 30 years. He is a member of the Monash University of Academic Board and Medical Faculty Board, has published more than 100 scientific papers and is experienced in the phased development of pharmaceuticals.

Professors Jialal, Azzi and Ng joined the founder of our core technology and Chairman of the Scientific Advisory Board, Dr Simon West, also a Monash University faculty member in the Department of Biochemistry and Molecular Biology, to maintain and enhance the level of scientific rigour across the Company's operations.

Commercial

US-based Zila Nutraceuticals committed more than US$6 million to the North American launch of Ester-E, better known to Phosphagenics' shareholders as our own Vitamin E phosphate.

Zila is a Nasdaq-listed company and our agreement covers the US, Canada and the Indonesian dietary supplement market.

Under this agreement, Phosphagenics Limited received US$500,000 in the first contract year ending 31 July, 2004. Ongoing royalties of between 10 per cent and 17 per cent of sales are backed by guaranteed minimums in each contract year.

Zila has been very successful with its Ester-C product capturing 10 per cent or around US$30 million in sales to the North American market. The expectation is for greater sales into the supplement market with Ester-E.

Veteran talk show host Larry King was retained as the spokesperson for Ester-E. Promotional outlets included the CBS Evening News with Dan Rather, NBC Nightly News and the Today Show.

Another commercial contract, signed in 2003, is with US based International Specialty Products (ISP). This is a global agreement for exclusive distribution into the personal care market. ISP is a major supplier of ingredients to the world's leading personal care brands including Revlon, Clariol and Colgate.

The branded product for sale into this market segment is known as Vital ET. A great deal of promotion has occurred with product launches in the US, Brazil, Italy, China, and the UK. A product with Vital ET active will be on sale in Australia in early 2005.

We are very positive towards the alliance with ISP and its marketing efforts with Vital ET to achieve reformulation of international product lines. The efficacy of our product in a number of clinical trials has confirmed its high degree of attractiveness to this market segment.

We will continue to work closely with our established nutraceutical partners, ISP and Zila. Both are leading companies in their respective areas of personal care and dietary supplements. We expect further increases in their sales with the assurance of increased income to Phosphagenics.

Our major development targets in Nutraceuticals are to extend market coverage in the dietary supplement market to other global regions and into the food market. Also to extend our range of nutraceutical products with the completion of evaluative work currently in progress.

We are actively progressing regulatory approval and introductions to major food companies. One major international food group tested our product over the course of 2004. This has been successful and is extending into more advanced evaluation in 2005.

Research and Development

A major focus was the progression of our transdermal drug delivery platform technology that is designed to efficiently deliver drugs through the skin (with no irritation) using our active TPM-01, rather than by the alternatives such as injection or oral administration.

A development program was submitted to the US FDA (a global authority in the pharmaceutical industry) and we committed to undertake Phase 1 human testing. This program was underway at the end of the year.

Previous animal studies conducted by Phosphagenics have proven that our patented transdermal technology can deliver morphine through the skin, such that analgesic effects can be sustained for up to six hours following a single administration. Prolonged analgesia and the avoidance of side effects inherent with oral administration, such as stomach cramping and constipation are the aims of our delivery system. The global morphine market is currently valued at US$450 million per annum with no transdermal delivery possible. The only available transdermal painkiller is the opiate analog Fentanyl™ with sales of US$1.3 billion per annum.

As our Chairman reported, the submission of our development program for transdermal delivery of morphine for pain management to AusIndustry (Australian Government) was successful in obtaining an R&D START Grant. The grant totals A$1.7 million and matches dollar for dollar expenditure by Phosphagenics on Phase I and Pre-Phase II human trials. Receipt of this grant represents validation of our drug development program by a rigorous Commonwealth review committee.

Another major focus of our R&D activity was the development of the underlying science and heart health benefits of our Vitamin E phosphate, and the drug grade product APA-01. The University of Bern (Switzerland), University of California, Davis (US) and Monash University (Australia) had commenced major animal trials by the end of 2004.

The animal trials are an extension of our previous *in vitro* studies that demonstrated APA-01 directly inhibits the main aggravating elements in the progression of heart disease. Approximately one million people die from heart disease in the US alone each year.

Additional research will focus on the ability of APA-01 to improve the absorption and efficiency of statins (the world's largest selling drugs, used for preventing heart disease by reducing blood cholesterol).

In 2004, we were also pleased to confirm a milestone partnership with the Baker Heart Research Institute in Melbourne to develop a potential drug for diabetes and cardiovascular disease. We look forward to the progress of this collaboration in 2005.

Process/Production/Products

An important step forward in our production capability was the successful construction and commissioning of a purpose built small-scale reactor for the production of base tocopheryl phosphate product.

This plant enabled further development of the underlying know-how and production art. It was also used for the production of our drug-grade product, under Good Manufacturing Practice conditions, for our medical trials.

Science

In May 2004, Phosphagenics Vice-President of Research and Development, Dr Esra Ogru, in conjunction with Professor Azzi, made the first international presentation of our science.

This was an address to a New York Academy of Science meeting based at Tufts University in Boston followed by a poster presentation. The conference of 260 delegates had gathered to gain new insights into the function of Vitamin E and to develop directions for forward research.

Our paper was on the modulation of cell proliferation and gene expression by tocopheryl phosphate with specific relevance to atherosclerosis and inflammation.

The presentations were well received and resulted in an invitation to publish a paper in the prestigious New York Academy of Science's Vitamin E Review, further endorsement of our science.

Other papers accepted for publication in 2004 were in the prestigious international journals Biochemical Biophysical Research Communications (BBRC), International Union of Biochemistry and Molecular Biology (IUBMB) and Free Radical Biology and Medicine (manuscript submitted).

Outlook

In 2005 we will progress and complete our Phase 1 human trial on the transdermal delivery of morphine. Following this, we will submit an Investigational New Drug (IND) application to the FDA (US) and look to start pre-Phase II, dose ranging and efficacy studies. We will also reach an evaluation point with the major global pharmaceutical company that is currently testing our product for the transdermal delivery of a range of drugs.

We will aim to extend the application of our platform technology to other Active Pharmaceutical Ingredients (APIs) through proof of concept testing in both oral and transdermal applications.

Phosphagenics will also ramp up studies directed at further developing the anti-atherosclerotic properties of APA-01 by completion of the in-vivo screening in relevant animal models. We then aim to submit an NIH grant application in collaboration with UC Davis and Tufts University (both in the US) to progress this work to human studies. Importantly we will commence small-scale human studies to assess the anti-inflammatory properties of APA-01 alone and in combination with statins.

In the nutraceutical area, we intend to obtain "generally-recognised as safe" (GRAS) approval in the USA and TGA approval in Australia. This will allow sales to the food market in the US and to the supplement market in Australia. We will also extend our commercial arrangements for supplement sales to outside the North American market. New products under development will be introduced to prospective customers.

To provide the supply base for these activities we will build a larger production reactor and ancillary equipment and put in place arrangements for the installation and operation at an existing Good Manufacturing Practice contract facility in Australia. This will ensure we can meet expected future sales volumes.

Phosphagenics Limited is going through an exciting stage of evolution and we look forward to achieving our targets in 2005 and adding value for our shareholders.

Dr Ian Grant Pattison

MANAGING DIRECTOR

Phospagenics - Year in Review

FINANCIAL	2004	2003
Net Assets		
Per Share	22.6 cents	17.1 cents
Amount	$113,222,855	$29,383,188
Operating Results		
Losses	($3,148,261)	($2,661,601)
represented by :		
Non-Cash Items :		
(I) Non-Current Unlisted Securities:		
Net equity accounted losses/Amortisation	(1,700,764)	(1,877,518)
Directors downward valuations	-	(62,032)
(ii) Current Listed Securities:		
Unrealised Gain on Investments	-	13,754
Realised Gains/Losses on Investments	19,488	70,000
(iii) Depreciation	21,401	(23,943)
(iv) Total Non-Cash Items	(1,702,677)	(1,879,739)
Net Cash Items	(1,445,584)	(781,862)
	3,148,261	(2,661,601)
Asset Revaluation Reserve		
Non-current Unlisted Securities :		
Upward valuation	-	12,285,472
Write-off	(3,029,832)	-
Distribution-in-Specie	(8,042,399)	-
Securities : Market Prices		
Shares (POH)	30.0 cents	22.0 cents
Options (POHOB)	17.0 cents	12.0 cents
Market Capitalisation	$149.95 m	$45.1 m
Issued Securities		
Shares (POH) quoted	499,834,011	172,100,867
Options (POHOB) quoted	59,696,177	60,168,148
Equity Raising		
Exercise of Options	$94,394	$2,104
Share Purchase Plan	2,119,860	-
Placement	4,540,726	5,235,500
Scrip Acquisition	89,188,271	-
Capital Raisings Costs	(912,927)	(286,751)
	$95,030,324	$4,950,853

MOVEMENT IN CARRYING VALUE OF INVESTMENTS HELD AT 31 DECEMBER 2004

The only investment held as at 31 December 2004 was the 100 per cent interest in Vital Health Sciences Limited

	Units Held	Values $
Opening		
1 January 2004	507,714	18,900,301
PLUS Acquisitions		
31 December 2004	877,100	89,188,271
Sub Total	1,384,814	108,088,572
LESS Equity Accounted Losses		
01/01/04 to 30/12/04	-	(1,680,573)
Closing : 31 December 2004	1,384,814	106,407,999

Divestments During the Year Ended 31 December 2004 -Petrecycle Limited

The Company disposed of its direct equity holding in unquoted Petrecycle Limited via a 1:10 distribution-in-specie to shareholders in February 2004

Year in Summary

The following is a summary of material events and announcements made during 2004. For a full list of releases by the Company go to the Company's website or to the Australian Stock Exchange website.

19 January	New Heart Disease Drug
29 January	General Meeting • Change of name • Approval to acquire Vital Health Sciences Limited
19 February	Letter to shareholders summarising the corporate restructure
27 February	Distribution-in-Specie of the equity investment in Petrecycle Limited
27 February	Year 2003 Preliminary Final Report
5 March	Appointment of Dr I G Pattison as Managing Director
18 March	Changes to Board of Directors
5 April	Morphine skin patch trials
13 April	Newsletter to shareholders
26 April	Release of Annual Report
5 May	Trials in Heart Treatment
26 May	Company to seek U.K. AIM Listing
27 May	Annual General Meeting – Chairman and Managing Director Reports
2 July	Admission to U.K. AIM
26 July	Expands Scientific Advisory Board
28 July	Newsletter to shareholders
29 July	Company's shares quoted on U.K. AIM
10 August	Patented Vitamin E on sale in USA
16 August	Half-Year Report and Accounts
8 October	Meeting with U.S. FDA re new morphine product
12 October	Heart Disease Prevention trials
27 October	Release of Cohen Independent Research Group Report
29 October	Newsletter and Share Purchase Plan
3 November	Further U.K. equity placement
17 November	Baker Heart Research Institute Alliance
23 November	Major global pharmaceutical company endorses Company's science
8 December	Letter to shareholders re surrender of Pooled Development Fund registration
15 December	AusIndustry R&D START Grant
17 December	U.K. equity placement
17 December	Surrender of Pooled Development Fund registration
31 December	Completion of acquisition of Vital Health Sciences Limited

Shareholder Information – Miscellaneous

Pooled Development Fund Registration
As advised to members, in writing, in December 2004 and February 2005 the Company relinquished its Pooled Development Fund registration on 16 December 2004.

As noted in the 28 February 2005 letter to shareholders and in accordance with the Pooled Development Fund Act and the Income Tax Assessment Act it is noted that the first trade in the Company's ordinary shares on the official lists of the ASX was on Friday 17 December 2004 at 34 cents a share. The Company was advised that for taxation purposes this price becomes the deemed acquisition price for the shares held by the Company's shareholders recorded in the Register of Members at close of business on Thursday 16 December 2005. Under the legislation shareholders are deemed to have disposed of their shares in the Company as a PDF and to have immediately acquired their shares in the Company as a non-PDF. The deemed disposal and acquisition of shares having occurred in conjunction with the surrender of the PDF registration on 16 December 2004.

Compliance and Corporate Governance
Over recent years the ASX introduced protocols for good corporate governance practices through its Corporate Governance Council and, in conjunction with AusBiotech a Biotech Reporting Code Committee.

The former has produced its "Principles of Good Corporate Governance and Best Practice Recommendations" which are now mandated or listed companies to put into practice or report on reasons for non-compliance. Members are referred to the Company's corporate governance statement.

With regard to the Biotech reporting the Committee has released a draft discussion paper on matters that the Committee considers should be reported to shareholders and investors relative to better understanding biotechnology companies. The Committee hopes to have in place its final recommendations in the second half of 2005.

The Biotech Committee's draft paper has identified the following as areas of importance in understanding and evaluating biotech companies which have a unique set of stages of development ranging from concepts through to commercial development:

- R&D Activities
- Patents (granted and filings)
- Clinical Trials and Regulatory Considerations
- Key Staff Appointments
- Periodic Reporting of Activities and Cash Flows
- Licensing, Partnerships and Alliances
- Terminology
- Confidentiality Agreement
- Scientific Advisory Support

Your Board of Directors fully supports the objectives of both the Council and the Committee.

In the area of compliance the changes in reporting arising from the CLERP 9 changes to the Corporations Act will be reflected in future half-yearly and annual reports as will the introduction of the International Financial Reporting Standards.

Patent Status List

Title	Description	Countries
Recovery of Chroman Derivatives	Novel process for recovering a concentrate of chromansfrom a distillate containing chromans. Chromans includes tocopherols and tocotrienols.	Granted - US, Pending other countries
Improved Process for Phosphorylation and Compounds Produced by this Process	Process for phosphorylating a range of drugs and nutrients	Granted - Australia, US, Pending other countries
Formulation Containing Phosphate Derivatives of Electron Transfer Agents	Formulation of mono- and di- electron transfer agent phosphate derivatives, including where the mono- and di- electron transfer agent phosphate derivatives are derived from tocopherol. Administration of the formulation to subjects, including topical administration.	Granted - Australia, Pending other countries
Complexes of Phosphate Derivatives	Complexes of phosphate derivatives of one or more hydroxylated actives (including electron transfer agents and tocopherol). Hydroxylated actives include drugs, vitamins and health supplements.	Granted - Australia, Pending other countries
Dermal Therapy Using Phosphate Derivatives of Electron Transfer Agents	Treatment of skin conditions through topical administration of a cosmetic or pharmaceutical formulation comprising one or more complexes of one or more phosphate derivatives of electron transfer agents.	Granted - Australia, Pending other countries
Micronutrient Phosphates as Dietary and Health Supplements	Supplementing a subject's intake of a micronutrient through administering vitamin phosphate derivatives or complexes of phosphate derivatives of vitamins. Covers administration through dietary or health supplements and functional foods.	Granted - Australia, Pending other countries
Modulation of Vitamin Storage	Administration of phosphate derivatives of vitamins, or complexes of phosphate derivatives of vitamins, so as to cause an accumulation of stored vitamin in the target tissue.	Granted - Australia, Pending other countries
Transdermal Transport of Compounds	Topical formulations comprised of effective skin penetrating amounts of one or more phosphate derivatives of pharmaceutical hydroxy compounds and an acceptable carrier. Includes estrogen, estradiol, testosterone, atropine, morphine.	Granted - Australia, Pending other countries
Carrier	Incorporating a pharmaceutical or pharmacologically active compound in a carrier comprising an effective amount of one or more complexes of a phosphate derivative of a lipophilic compound.	Pending

Patent Status List

Title	Description	Countries
Phosphates of Secondary Alcohols	Novel phosphates of cholesterol lowering drugs and other important pharmaceuticals, such as antidepressants,with improved bioavailability.	Pending
Compounds Having Anti-Proliferative Properties	Inhibiting occurrence of one or more of the following by administering an effective amount of one or more phosphate derivatives of one or more electron transfer agents: a) proliferation of monocytes/macrophages b) proliferation of smooth muscle cells c) expression of CD36 receptors d) uptake of oxidized LDL Alleviating/treating/preventing atherosclerosis. Alleviating/treating/preventing diabetes. Alleviating/treating/preventing Alzheimer's disease. Inhibiting occurrence of plaque formation in the vascular system. Alleviating inflammation associated with occurrence of one or more of a,b,c, or d (above).	Pending
Phosphate Derivatives	Novel phosphate compounds from aldehydes with a phenolic hydroxy group, and use of for improving bioavailability. Coverage includes propofol and improvement of the delivery of this anaesthetic.	Pending
Phosphate Derivatives of Pharmaceutical Products	Complexes of phosphate derivatives and phosphate derivatives of drugs with a phenolic hydroxy group, including opioids and steroid hormones.	Pending
Alkaloid Formulation	Formulations containing reaction products of one or more alkaloids with one or more phosphate derivatives of one or more electron transfer agents.	Pending
Carrier for Enteral Administration		Provisional Filed
Transfer Proteins		Provisional Filed
Compounds Having Anticancer Properties		Provisional Filed
Compounds Having B-amyloid Toxicity Inhibiting Properties		Provisional Filed
Compounds Having Lipid Lowering Properties		Provisional Filed

Board of Directors



Associate Prof.
Andrew Lancelot Vizard
BVSc. (Hons), MVPM
Chairman & Independent Director



Jonathan Lancelot Addison
B.Ec (Tas), ASIC, CFTA (Snr).
Independent Director



Harry Rosen
B.A., LL.B.
Executive Director



Prof. John Mills
B.S, M.D., F.A.C.P., F.R.A.C.P.
Independent Director
(joined Mar 04)



Dr Ian Grant Pattison
BSc. (Hons), PhD
Managing Director (joined Mar 04)



Michael David Preston
M.A.,F.C.A.
Non-Executive Director
(joined Nov 04)

Financial Report

Directors' Report

For The Year Ended 31 December 2004

The Board of Directors of Phosphagenics Limited have pleasure in submitting the financial report of the Company for the year ended 31 December 2004 and report as follows:

Directors

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the year:

Associate Professor Andrew Lancelot Vizard (Aged 46 years) BVSc (Hons) MVPM
Independent Director since July 1999 and Chairman since October 2000
Last re-elected May 2003

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a Non-Executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe, the Australian Sheep Industry Cooperative Research Centre and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Ltd group.

Harry Rosen (Aged 57 years) B.A. (Psychology), LL.B.
Executive Director appointed to the Board in June 1999
Last re-elected May 2004

Mr Rosen is an Executive Director of Phosphagenics Limited and is a practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice-President, Corporate Development. As a Vice-President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a Director of Petrecycle Limited.

Dr Ian Grant Pattison (Aged 54 years) BSc. (Hons) PhD.
Managing Director since March 2004
Last re-elected May 2004

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD.

Dr Pattison was appointed as Managing Director on 4 March 2004 and is a Director of Vital Health Sciences Limited.

Financial Statements

Directors' Report (Continued)

For The Year Ended 31 December 2004

Jonathan Lancelot Addison (Aged 52 years) B.Ec (Tas), ASIC, CFTP (Snr)
Independent Director appointed November 2002
Last re-elected May 2003
Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds Non-Executive Directorships with Austcorp Capital Funds Management Limited, African Enterprise Limited, Ceramic Funds Management Limited and Hawksbridge Limited.

Professor John Mills (Aged 64 years) BS, MD, FACP, FRACP
Independent Director since March 2004
Last re-elected May 2004
Professor Mills recently stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

He currently hold professorial appointments at Monash University and at RMIT. Professor Mills is also Managing Director of Advanced Diagnostic Concepts Ltd., a consulting physician at the Alfred and Austin Hospitals and a Non-Executive Director of GBS Venture Partners Ltd and Norhex Life Sciences Limited.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 59 years) M.A., F.C.A.
Non-Executive Director since 8 November 2004
Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences.

Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Steve Korman (Aged 47 years) B. Ec., LL.B.
Former Non-Executive Director from 31 October 2002 to 11 February 2004
Formerly Executive Director and Managing Director from 23 October 2000 to 31 October 2002
Mr Korman resigned as a Director and as a member of the Audit, Compliance and Corporate Governance Committee on 11 February 2004.

Financial Statements

Directors' Report (Continued)

For The Year Ended 31 December 2004

Alan David Fisher (Aged 51 years) B.Comm, FCA
Former Non-Executive Director from 23 October 2000 to 18 March 2004
Mr Fisher resigned as a Director and as a member of the Company's Audit, Compliance & Corporate Committee on 18 March 2004.

Peter John Lewinsky (Aged 50 years) B.Ec, FCA, FSIA, MBA
Former Non-Executive Director from 7 June 1999 to 18 March 2004
Mr Lewinsky resigned as a Director and as a member of the Company's Audit, Compliance & Corporate Governance Committee on 18 March 2004.

Dr Simon Michael West (Aged 61 years) Dip. App. Chem., B.Sc., D.App.Sci (Honorary)
Former Non-Executive Director from 7 June 1999 to 18 March 2004
Dr West resigned as a Director on 18 March 2004.

Professor Anthony Stuart Rebuck (Aged 66 years) MB, BS (Hons), MD, FACP, FRCPC, FCCP
Former Non-Executive Director from 18 March 2004 to 9 September 2004
Professor Rebuck resigned as a Director on 9 September 2004.

Directors' Meetings

The following meetings were held during the year ended 31 December 2004:

	Full Board Meetings **		Audit, Compliance & Corporate Governance Committee Meetings		Share Allotment Committee	
Directors	Number Held	Number Attended	Number Held	Number Attended	Number Held	Number Attended
A L Vizard	9	9	4	4	4	4
H. Rosen**	9	5	*	*	*	*
S.Korman	2	2	*	*	*	*
A D Fisher	3	3	1	1	3	3
P Lewinsky	3	3	1	1	3	3
S M West**	3	2	*	*	*	*
J L Addison	9	9	3	3	4	4
M D Preston	1	1	*	*	*	*
A S Rebuck	5	5	*	*	*	*
J Mills	7	7	3	3	*	*
I G Pattison	7	7	*	*	1	1

All meetings require the presence of any two Directors to form a quorum.
** Not members of this committee for the year ended 31 December 2004.*
*** Messrs H Rosen and S. West were granted leave of absence whilst overseas for three meetings.*

Financial Statements

Directors' Report (Continued)

For The Year Ended 31 December 2004

Principal Activities

The principal activities of the Company have been the investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Pooled Development Fund Act, 1992.

On 16 December 2004, the Company surrendered its Pooled Development Fund status. In accordance with the Pooled Development Funds Act and the Income Tax Assessment Act it is noted that the first trade in the Company's ordinary shares on the official lists of the Australian Stock Exchange Limited on Friday 17 December 2004 was 34 cents a share. The Company is advised that, for future taxation purposes, this price becomes the deemed acquisition price for shares held by Phosphagenics Limited shareholders and recorded in the Register of Members as at close of business on Thursday 16 December 2004.

On 31 December 2004, the Company acquired the remaining 63.3% of shares not already owned in Vital Health Sciences Limited, thereby becoming a company whose principal activities are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

Dividends

On 27 February 2004, the Company made a distribution-in-specie of its equity holding in Petrecycle Limited on the basis of one Petrecycle Limited share for each ten (10) shares held in Phosphagenics Limited as at the Record Date of 9 February 2004.

The rate of this deemed dividend was equivalent to 4.66 cents for each Phosphagenics Limited share held as at the above Record Date.

Apart from this deemed dividend, the Directors have not recommended the payment of any other dividends and no other dividends were declared, paid or reinvested in the year to 31 December 2004.

Results and Review of Operations

For the year, the Company returned an after tax operating loss of $3,148,261 (2003 loss: $2,661,601), inclusive of a realised profit of $33,270 (2003 unrealised profit: $83,754) arising from the disposal and/or change in market value of listed securities held as at balance date and a loss of $1,700,764 (2003: $1,877,518) in unrealised equity losses arising from investments in unquoted securities.

Likely Developments and Future Results

The Company anticipates that the Phase 1 human trial of its morphine delivery technology will commence in the first quarter of the 2005 calendar year.

Animal studies being conducted in Europe on the Company's APA-01 compound for possible treatment and prevention of heart disease are expected to be completed by the end of the second quarter.

The Company has also commenced negotiations for the market expansion and commercial development of its nutraceutical products.

Significant After Balance Date Events

Other than those matters referred to in this report under the heading "LIKELY DEVELOPMENTS AND FUTURE RESULTS" there have been no significant after balance date events.

Performance in Relation To Environmental Regulation

The principal activities of the Company are not subject to any particular or significant environmental regulations.

Financial Statements

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

ISSUED SECURITIES

Ordinary Fully Paid Shares (ASX Code: POH)	$
Balance on issue 31 December 2004	499,834,011
Balance on issue 31 December 2003	172,100,867
Increase during the period	**327,733,144**
Represented by:	
(i) Issued on exercise of options (ASX Code: POHOB)	471,971
(ii) Issued for cash	29,966,941
(iii) Issued for purchase of 63.3% of Vital Health Sciences Limited	297,294,232
	327,733,144

OPTIONS OVER UNISSUED SHARES

1. **June 2009 options exercisable at 20 cents each (ASX Code: POHOB)**

   In the period June 1999 to December 2004, inclusive, a total of 717,286 options have been exercised at 20 cents each of which 471,971 were exercised in the year under review.

2. **Other Options**

   As at 31 December 2004 there were no other classes of options.

3. **Summary of Movements in Options**

   For the financial year ended 31 December 2004, the following movements occurred in quoted options (ASX Code: POHOB).

Balance 31 December 2004	59,696,177
Balance 31 December 2003	60,168,148
Net movement in period	**(471,971)**
Represented by:	
Issues	
Nil	-
Reductions	
Exercised in the period	(471,971)
Net Movement in 2004	**(471,971)**

As at close of business on 31 December 2004 there were a total of 59,696,177 unexercised options. Since 31 December 2004 a further 14,835 options have been exercised.

Financial Statements

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

ISSUE OF SECURITIES TO DIRECTORS

At 31 December 2004, and at the date of this report the following entitlements were held by Directors:

Specified Directors		Balance 1 January 2004	Net Change Other (2)	Shares Issued to Vendors of Vital Health Sciences Ltd	Balance 31 December 2004
Andrew L Vizard	Shares	52,135	71,276	-	123,411
	Options	1,200,000	-	-	1,200,000
John Mills	Shares	-	107,667	-	107,667
	Options	-	-	-	-
Harry Rosen (1)	Shares	2,663,000	-	61,367,143	64,030,143
	Options	5,050,000	-	-	5,050,000
Ian G. Pattison	Shares	-	367,667	-	367,667
	Options	-	350,000	-	350,000
Michael D. Preston	Shares	-	-	2,372,659	2,372,659
	Options	-	-	-	-
Jonathon L Addison	Shares	4,000	-	-	4,000
	Options	-	-	-	-

(1) Of these, 2,663,000 shares and 2,375,000 options are beneficially held.

(2) Included are shares issued under the Share Purchase Plan at 28.3 cents per share:

Dr. I. Pattison – 17,667 shares

Prof. J. Mills – 17,667 shares

Options – there has been no movement in Directors' entitlements to options during the period.
Dr Ian Pattison owned his options prior to becoming a Director.

All options are exercisable at 20 cents each at any date up to June 2009.
In aggregate Directors' entitlements total:

	Shares	67,005,547
	Options	6,600,000

No shares or options have been issued by the Company to Directors since 31 December 2004.

REMUNERATION OF DIRECTORS DURING THE YEAR ENDED 31 DECEMBER 2004

a. The names and positions held of parent entity Directors in office at any time during the financial year are:

Andrew Vizard	Chairman and Independent Director
Ian Pattison#	Managing Director
Harry Rosen	Executive Director and President
John Mills##	Independent Director
Jon Addison	Independent Director
Michael Preston###	Non-Executive Director
Peter Lewinsky*	Independent Director
Anthony Rebuck**	Independent Director
Simon West***	Non-Executive Director
Alan Fisher****	Independent Director
Steven Korman*****	Non-Executive Director

* Peter Lewinsky resigned 18 March 2004. **Anthony Rebuck appointed 18 March 2004, resigned 9 September 2004. ***Simon West resigned 18 March 2004.
****Alan Fisher resigned 18 March 2004. *****Steven Korman resigned 11 February 2004. # Ian Pattison appointed 4 March 2004. ##John Mills appointed 18 March 2004.
Michael Preston appointed 8 November 2004

Financial Statements

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

b. Specified Directors' Remuneration

2004	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
I. Pattison	191,132	-	-	17,202	-	-	-	208,334
H. Rosen	185,000	-	-	4,500	-	-	-	189,500
J. Mills	7,849	-	-	9,958	-	-	-	17,807
J. Addison	20,000	-	-	1,800	-	-	-	21,800
M. Preston	3,209	-	-	-	-	-	-	3,209
P. Lewinsky	-	-	-	-	-	-	-	-
A. Rebuck	9,586	-	-	863	-	-	-	10,449
S. West	100,000	-	-	-	-	-	-	100,00
A. Fisher	4,301	-	-	387	-	-	-	4,688
S. Korman	1,667	-	-	-	-	-	-	1,667
	582,744	-	-	40,110	-	-	-	622,854

No Directors received options during the year.

2003	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
H. Rosen	-	-	-	-	-	-	-	-
J. Addison	20,000	-	-	1,800	-	-	-	21,800
P. Lewinsky	4,550	-	-	-	-	-	-	4,550
S. West	-	-	-	-	-	-	-	-
A. Fisher	20,000	-	-	1,800	-	-	-	21,800
S. Korman	20,004	-	-	-	-	-	-	20,004
	124,554	-	-	9,000	-	-	-	133,554

c. Remuneration Practices

The Company's policy for determining the nature and amounts of emoluments of Board members is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages applicable to the Board members. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The Company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Financial Statements

Directors' Report (Continued)

For The Year Ended 31 December 2004

Indemnification of Directors and Officers

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a willful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

Corporate Governance Practices and Conduct

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council') best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

* Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The Directors in office at the date of this statement, their skills, experience, expertise and period of Directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 3.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

Early in 2004 year the Board of Directors undertook a review of the status of each Director and reached the opinion that each Director apart from Messrs. Pattison and Rosen could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard and Prof. J. Mills qualified as Independent Directors. At that time the remaining Directors were considered not to be independent for the following reasons:

- Mr M Preston provided consulting services to, Vital Health Sciences Ltd and assisted the Company in equity capital raisings; and

- Mr J Addison is the Fund Manager of the Meat Industry Employees Super Fund, which was, throughout the 2004 calendar year the Company's largest shareholder. This status changed on 31 December 2004 when the Company completed the acquisition of Vital Health Sciences Limited through the issue of 297,294,232 ordinary fully paid Phosphagenics Limited shares as purchase consideration. This issue of shares had the effect of diluting the percentage interest of MIESF down to 4.36 per cent of the Company's voting shares.

In February 2005, the Board undertook a further review of the status of the Non-Executive Directors and concluded that Mr. J. L. Addison now qualified under the Council's guidelines as an Independent Director.

The Constitution does not require a shareholding qualification for Directors.

Financial Statements

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONTINUED)

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all Directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of Directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established.

In addition, the Company has only casual employees with many of the corporate and administration duties contracted out to independent service providers.

Financial Statements

Directors' Report (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONTINUED)

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary. Messrs P Lewinsky and A. Fisher, Independent Directors, were members of the Committee during 2003 and until their resignations on 18 March 2004.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the Australian Stock Exchange Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, Australian Stock Exchange Listing Rules, taxation requirements and all regulatory bodies.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, The Board of Directors has adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Business Risk

The principal activities of the Company have been the investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Pooled Development Fund Act, 1992.

On 16 December 2004, the Company surrendered its Pooled Development Fund status.

On 31 December 2004, the Company acquired the remaining 63.3% of shares not already owned in Vital Health Sciences Limited, thereby becoming a company whose principal activities are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop commercial products from the Company's research and development
- Failure to market the Company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

Financial Statements

Directors' Report (Continued)

For The Year Ended 31 December 2004

Corporate Governance Practices and Conduct (continued)

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

To ensure shareholders are informed about the Company's activities, the Company publishes on a monthly basis, the Net Tangible Asset (NTA) backings for the Company's shares, which are released to the Australian Stock Exchange Limited (ASX).

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback – www.phosphagenics.com. This site also provides link facilities to the website of the Pooled Development Fund Registration Board and to investee companies. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the Directors.

Andrew Lancelot Vizard
Chairman

28 February 2005
Melbourne

Financial Statements

Independent Audit Report to the Members of Phosphagenics Limited

FOR THE YEAR ENDED 31 DECEMBER 2004

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for Phosphagenics Limited (the Company) and the consolidated entity, for the year ended 31 December 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Phosphagenics Limited is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2004 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b) other mandatory financial reporting requirements in Australia.

PKF
Chartered Accountants

R A Dean
Partner

25 February 2005
Melbourne

Financial Statements

Directors' Declaration

In the opinion of the Directors of Phosphagenics Limited:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:
   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December, 2004 and of their performance for the year ended on that date;
   (ii) complying with accounting standards and Corporations Regulations 2001; and
(b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

Andrew Lancelot Vizard
Chairman

Place: Melbourne.
Date: 28 February 2005

Financial Statements

Statement of Financial Performance

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated $	2004 Parent $	2003 Parent $
Other revenue from ordinary activities	2	289,642	289,642	310,203
Employee and Directors benefits expense		(511,044)	(511,044)	(158,129)
Occupancy and communication expenses		(231,603)	(231,603)	(221,949)
Consulting and professional services		(673,233)	(673,233)	(480,883)
Administrative expenses		(167,341)	(167,341)	(96,993)
Other expenses from ordinary activities		(153,918)	(153,918)	(88,054)
Share of net losses of associates accounted for by using the equity method	3	(1,700,764)	(1,700,764)	(1,877,518)
Diminution of investments in unlisted securities	8	-	-	(62,032)
Unrealised profit/(loss) on marketable securities		-	-	13,754
Loss from ordinary activities before income tax expense		(3,148,261)	(3,148,261)	(2,661,601)
Income tax expense	5	-	-	
Net loss		(3,148,261)	(3,148,261)	(2,661,601)
Net movement in asset revaluation reserve		-	-	12,285,472
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		-	-	12,285,472
Total changes in equity other than those resulting from transactions with owners as owners		(3,148,261)	(3,148,261)	9,623,871
Basic earnings per share (cents per share)	21		(1.78)	(1.74)
Diluted earnings per share (cents per share)	21		(1.78)	(1.74)

The above Statements of Financial Performance should be read in conjunction with the attached notes.

Financial Statements

Statement of Financial position

AS AT 31 DECEMBER 2004

	Note	Consolidated $	2004 Parent $	2003 Parent $
CURRENT ASSETS				
Cash assets		7,221,969	6,736,769	2,311,753
Receivables	11	659,830	20,979	65,708
Inventories		7,541	-	-
Other financial assets	6	-	-	13,782
Other		44,845	44,845	32,277
TOTAL CURRENT ASSETS		7,934,185	6,802,593	2,423,520
NON-CURRENT ASSETS				
Investments accounted for by using the equity method	7	-	-	26,889,013
Other Financial Asset	9	-	106,407,999	-
Property, plant and equipment	13	279,764	88,046	95,773
Intangibles	12	105,819,637	-	-
TOTAL NON-CURRENT ASSETS		106,099,401	106,496,045	26,984,786
TOTAL ASSETS		114,033,586	113,298,638	29,408,306
CURRENT LIABILITIES				
Payables	14	794,443	62,243	25,118
Provisions	15	16,288	13,540	-
TOTAL CURRENT LIABILITIES		810,731	75,783	25,118
TOTAL LIABILITIES		810,731	75,783	25,118
NET ASSETS		113,222,855	113,222,855	29,383,188
EQUITY				
Contributed equity	16	134,731,137	134,731,137	39,700,813
Reserves	26	4,243,073	4,243,073	15,315,304
Accumulated losses	17	(25,751,355)	(25,751,355)	(25,632,929)
TOTAL EQUITY		113,222,855	113,222,855	29,383,188

The above Statements of Financial Position should be read in conjunction with the attached notes.

Financial Statements

Statement of Cash Flows

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated $	2004 Parent $	2003 Parent $
Cash Flows from Operating Activities				
Interest received		118,656	118,656	96,075
Other receipts from non-operating activities		158,052	158,052	153,439
Payments to suppliers and employees		(1,758,155)	(1,758,155)	(1,151,351)
Net GST movement		122,886	122,886	70,234
Net cash used in operating activities	24(2)	(1,358,561)	(1,358,561)	(831,603)
Cash Flows from Investing Activities				
Payments for other financial assets		(73,878)	(73,878)	(4,073,520)
Proceeds from sale of investments		33,270	33,270	70,000
Cash acquired on acquisition of Vital Health Sciences Ltd	24(3)	485,200	-	-
Dividends Received		1,042	1,042	-
Payments for plant and equipment		(13,674)	(13,674)	-
Net cash used in investing activities		431,960	(53,240)	(4,003,520)
Cash Flows from Financing Activities				
Proceeds from share issues		5,740,956	5,740,956	4,948,749
Proceeds from exercise of options		95,861	95,861	2,104
Net cash provided by financing activities		5,836,817	5,836,817	4,950,853
Net increase/(decrease) in cash held		4,910,216	4,425,016	115,730
Cash at Beginning of the Financial Year		2,311,753	2,311,753	2,196,023
Cash at End of Financial Year	24(1)	7,221,969	6,736,769	2,311,753

The above Statements of Cash Flows should be read in conjunction with the attached notes.

Financial Statements

Notes to and Forming Part of the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2004

1. SUMMARY OF ACCOUNTING POLICIES

The financial report constitutes a general-purpose financial report, which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

(a) Basis of Accounting

The financial statements have been prepared on the historical cost basis and do not take into account current valuations of assets.

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from their continued use and subsequent disposal of the assets. The expected net cash flows included in determining recoverable amounts have been discounted to their present values.

Where a group of assets work together to generate net cash inflows the recoverable amount test is applied to that group of assets

(b) Taxes

Income tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the Statement of Financial Position as "Deferred Tax Assets" or "Deferred Tax Liabilities", as the case may be at current tax rates. A Deferred Tax Asset is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST is incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Phosphagenics Limited (the parent Company) and all entities controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent Company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent Company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs can be recovered.

(d) Investments

Associated Entities – Non-Current Investment

Vital Health Sciences Ltd was an associated entity of Phosphagenics Limited up to 31 December 2004, on which date it became a controlled entity. (see Note 7).

Investments in associates are accounted for using the equity method in the financial report of the Company. Any decrement in the carrying value of a non-current investment resulting from a write down to recoverable amount will be accounted for in accordance with Australian Accounting Standard AASB 1010 "Accounting for the Revaluation of Non-Current Assets".

Associates comprise entities over which the Company has significant influence and holds an ownership interest.

Under the equity method of accounting:

(i) the carrying amounts of investments in associates are increased or decreased to recognize the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and

(ii) the Company's share of the post-acquisition profits or losses of associates is included in the Statement of Financial Performance.

Income Recognition

Dividend revenue is recognised when received.

Disposal of Investments

On disposal of an investment the difference between net disposal proceeds and the carrying amount is charged or credited to the Statement of Financial Performance.

Derivatives

The Company does not deal in derivative financial instruments.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(e) Intangibles

Intellectual Property

The intellectual property was acquired with the acquisition of Vital Health Sciences Ltd in a number of tranches with control being obtained on 31 December 2004 when the remaining 63.3% of Vital Health Sciences Ltd not previously held was acquired. No decision regarding an amortisation rate has been made as the Company will in future report under Australian Equivalents of International Reporting Standards. The Directors are in the process of determining in accordance with the International Standards appropriate policies for recognition, valuation and amortisation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight line basis over the period during which benefits are expected to be received. This is taken as being 20 years.

(f) Plant and Equipmen

Plant and equipment is stated at cost. All plant and equipment are depreciated at 20% using straight-line method.

(g) Receivable

Accounts receivable and other receivables represent the principal amounts due at balance date less any provision for doubtful accounts.

(h) Payables

Payables represent the principal amounts outstanding at balance date.

(i) Borrowings

Following the surrender of the Company's Pooled Development Fund registration on 16 December 2004 Bank overdrafts are recognised in the financial statements on the basis of the amounts outstanding at balance date.

(j) Operating Revenue

Operating revenue includes interest income on cash deposits and other revenue. Unrealised gains on marketable securities arising from the valuation of the securities at market prices at year-end are also included in operating revenue.

(k) Operating Leases

Operating Lease payments are charged to expense on a basis, which is representative of the pattern of benefits derived from the leased property.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(l) Impact of adoption of Australian equivalents to International Financial Reporting Standards.

In accordance with the Financial Reporting Council's strategic directive, Phosphagenics Limited will be required to prepare financial statements that comply with Australian equivalents to international Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005.

Accordingly, Phosphagenics Limited's first half-year report prepared under A-IFRS will be for the half-year reporting period ended 30 June 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 31 December 2005.

Comparatives will also be remeasured under A-IFRS and restated for the half-year ended 30 June 2004 and the financial year ended 31 December 2004.

Phosphagenics Limited Directors are considering the transition to A-IFRS and taking advice to ensure that the Company is prepared to report for the first time under A-IFRS in accordance with the timetable outlined above.

The Directors are of the opinion that the key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

Inventories

Inventories will continue to be measured at the lower of cost and net realisable value under the new AASB 102. All items of inventory are subject to an impairment test. In the event that the circumstances that lead to an impairment write-down no longer exist or are favourable a reversal of the write-down through the statement of financial performance is required to be effected.

Property, Plant & Equipment

AASB 116 "Property Plant & Equipment" will allow the carrying amounts of property plant and equipment to include the costs of dismantling and removing items of property, plant and equipment at the conclusion of a lease term or similar arrangement. This amount will adjust the current carrying amount of certain items of property plant and equipment on initial adoption of AIFRS and will be depreciated over the remaining useful life of that related asset.

Any consideration which is deferred is recognised as the net present value of that amount using an appropriate discount rate.

Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Items of property, plant and equipment measured at fair value will still be carried as such, however the offsets of balances in the Asset Revaluation Reserve under the new standards will be determined on an "asset by asset" basis rather than the current "class by class" treatment. This means that a change to profit or loss will occur where an impairment write down is necessary and there is no existing balance for that asset in the asset revaluation reserve.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(l) Impact of adoption of Australian equivalents to International Financial Reporting Standards. (Continued)

Intangible Assets

AASB 138 "Intangible Assets" generally requires derecognition of all items that do not qualify as identifiable intangible assets. The transition rules allow items that were purchased as part of a business combination and do not qualify as an identifiable intangible to be transferred back to the related goodwill balance. This may result in an adjustment to Phosphagenics Limited's intangible assets.

Goodwill

Amortisation of goodwill will no longer be permitted under the new standard. At the date of adoption of AIFRS goodwill will be allocated to cash generating units of the entity and will be impairment tested on initial adoption of AIFRS and annually thereafter.

Any necessary impairment write down in relation to goodwill will be expensed through the statement of financial performance.

Business Combinations

AASB 3 "Business Combinations" mandates that discounts on acquisition will no longer be allocated over the non-monetary assets of the entity. Instead a discount on acquisition will be recognised in profit and loss as income. The standard also introduces the concept of a "reverse acquisition" and requires the consolidating entity to effect consolidation elimination entries from the perspective of the acquirer.

This standard has prospective application however the exemption provisions in AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements" allow the retrospective application of the standard. If applied, this will result in the entity reinstating the balances of non-monetary items in relation to discounts on acquisitions for all business combinations effected from date of first acquisition affected to the date of adoption of the new standards and adjusting retained earnings by those amounts. Any reverse acquisition situations will also then be accounted for accordingly under the exemption in AASB 1 which will result in an altered consolidated entity column for reporting purposes.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

2. REVENUE FROM ORDINARY ACTIVITIES

	Consolidated $	2004 Parent $	2003 Parent $
Non-Operating Activities:			
Interest	121,395	121,395	96,075
Dividends received	1,042	1,042	-
Proceed from sale of listed securities	33,270	33,270	70,000
Rental Income (i)	133,935	133,935	144,128
	289,642	289,642	310,203

Note (i) Other income relates to a portion of rental expenses and related costs that have been recovered from the Associates' and third parties. Phosphagenics Limited's rental expense relates to the lease of its head office at 90 William Street, Melbourne.

3. SHARE OF NET LOSSES OF ASSOCIATES ACCOUNTED FOR BY USING THE EQUITY METHOD

	Note	Ownership 2004	Interest 2003	2004 $	2003 $
Adoil Pty Ltd Principal activity: Process for refining edible oils economically.		-	33.3%	-	45,142
Petrecycle Limited Principal activity: Plastic polymer recycling.		-	30.0%	20,191	825,425
Vital Health Sciences Ltd Principal activity: Production, sale and licensing of products for the nutraceutical and pharmaceutical industries.		100% (i)	36.70%	1,680,573	1,006,951
TOTALS				1,700,764	1,877,518

(i) On 31 December 2004, the Company became a wholly owned subsidiary.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

	Consolidated $	2004 Parent $	2003 Parent $
4. LOSS FROM ORDINARY ACTIVITIES			
Depreciation	21,401	21,401	23,943
Operating Lease Payments	124,489	124,489	123,275
Profit on sale of financial assets			
Profit on sale of listed securities	19,488	19,488	-
5. INCOME TAX			
The difference between income tax expense/(benefit) provided in the financial reports and the prima facie income tax expense/(benefit) on net loss from ordinary activities is reconciled as follows:			
Net Loss from Ordinary Activities	(3,148,261)	(3,148,261)	(2,661,601)
Prima facie tax (benefit)/expense calculated at 15% except for interest income at 25%	-	-	(389,632)
Prima facie tax (benefit)/expense calculated at 30%	(944,478)	(944,478)	-
Add: Tax Effect of:			
Tax losses no longer available	482,700	482,700	-
Non-Deductible Expenses	128,700	128,700	12,323
Future Income Tax Benefit not brought to account	333,078	333,078	377,309
Income Tax Expense	-	-	-

On 16 December, the Company surrendered its status as a Pooled Development Fund, and accordingly losses accrued whilst classified as a PDF for taxation purposes are no longer available. On 31 December 2004, the Company purchased the remaining 63.3% of Vital Health Sciences that it did not already own. Vital Health Sciences Ltd has available tax losses which it can utilise. No decision regarding tax consolidations has been made and the losses are currently not available for use by the parent entity.

Future Income Tax Benefit Not Recognised

The future income tax benefit in respect of tax losses of the Company that have not been recognised as an asset in the financial statements as the realisation of the benefit is not virtually certain.

	Consolidated	2004 Parent	2003 Parent
The potential future income tax benefit in respect of losses not brought to account at 15% are as follows:	-	-	1,932,156
The potential future income tax benefit in respect of losses not brought to account at 30% are as follows:	5,396,737	333,078	-

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

5. INCOME TAX (CONTINUED)

Future income tax benefits have not been brought to account because Directors do not believe it is appropriate to regard realisation of such benefits as assumed beyond any reasonable doubt. These benefits will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

(b) the Company continues to comply with conditions for the deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the loss.

	Consolidated $	2004 Parent $	2003 Parent $
6. OTHER FINANCIAL ASSETS			
Current			
Shares and options in listed companies at market value Cost 2004: $Nil (2003: $500,000) comprising:			
Shares and options at market value	-	-	13,782
	-	-	13,782

Net Fair Values

The carrying amount of other financial assets equals fair value by reference to the quoted market prices.

	Consolidated $	2004 Parent $	2003 Parent $
7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD			
Shares in Unlisted Associate Companies	-	-	26,889,013

The cost of investments in Unlisted Associates at 2004: $nil (2003: $21,248,528).

Net Fair Values

The carrying values of equity investments at recoverable amount approximate net fair values and have been determined by reference to the fair value of net assets of an Associate at period end.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated	2004 Parent	2003 Parent
	$	$	$
Material Investments in Entities being Associates:			
Petrecycle Limited			
Principal activity: Plastic polymer recycling.			
Carrying amount of the investment	-	-	7,988,712
Percentage ownership interest held is 0% (2003: 32.83%)			
The Company disposed of this investment through issue of an in specie dividend, refer Note 26			
Vital Health Sciences Ltd			
Principal activity: Vital Health Sciences is currently developing healthcare and bioscience technologies			
Carrying amount of the investment	-	-	18,900,301
Percentage ownership interest held is 100% (i) (2003: 36.70%)			
	-	-	26,889,013

(i) On 31 December 2004, the Company acquired the remaining 63.3% and this is now accounted for as a controlled entity. Refer Note 9.

Share of Associates' Net Loss			
Results of Associates' net loss before income tax	-	(1,700,764)	(1,877,518)
Share of Associates' income tax benefit attributable to loss from ordinary activities	-	-	-
	-	(1,700,764)	(1,877,518)

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated	2004 Parent	2003 Parent
	$	$	$
Movements in Carrying Amounts of Investments			
Beginning of Year	-	26,889,013	12,469,571
Capital Investment	-	-	4,073,520
Diminution	-	-	(62,032)
Share of Movement in Associates' Asset Revaluation Reserve	-	-	12,285,472
In Specie Distribution of investment In Petrecycle Limited	-	(8,042,399)	-
Reversal of equity accounting balance on acquisition of a controlling interest in Vital Health Sciences Ltd	-	(17,145,850)	-
Share of Losses	-	(1,700,764)	(1,877,518)
End of Year	-	-	26,889,013

Note (a) – On 31 December 2004, the Company purchased the remaining 63.3% of Vital Health Sciences Limited (VHS) that it did not already own by the issue of 297,294,232 fully paid ordinary shares in Phosphagenics Limited to the vendors of VHS.

(b) – Share of losses attributable to Phosphagenics Limited includes operating loss directly attributable to Associates of $1,274,073 (2003: $1,357,969) and amortisation of goodwill on acquisition of investments in Associates of $440,471 (2003: $519,549).

Contingent Liabilities

There are no contingent liabilities at 31 December 2004 (2003: $51,000).

Commitments

There are no material commitments in respect of Associates at 31 December 2004 (2003: $Nil).

	Consolidated	2004 Parent	2003 Parent
Summary Performance and Financial Position of Associates			
Revenues	-	649,938	50,673
Expenses	-	(2,145,020)	(2,654,691)
Net Losses of Associates	-	(1,495,082)	(2,604,018)

No income tax benefit has been brought to account in respect of these losses.

	Consolidated	2004 Parent	2003 Parent
Current Assets	-	-	4,733,603
Non-Current Assets	-	-	72,136,538
Total Assets	-	-	76,870,141
Current Liabilities	-	-	15,305
Non-Current Liabilities	-	-	-
Total Liabilities	-	-	15,305

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated $	2004 Parent $	2003 Parent $
Net Assets	-	-	76,854,836
Share of Accumulated Losses Attributable to Associates			
Balance at the beginning of the year	-	9,612,787	7,735,269
Share of Associates' net loss for the year	-	1,700,764	1,877,518
Diminution in value of investments of Associates to recoverable amount	-	-	-
Discontinuation of equity accounting following the acquisition of Vital Health Sciences Ltd and the disposal of Petrecycle Ltd.	-	(11,313,551)	-
Balance at the end of the year	-	-	9,612,787
Share of Reserves Attributable to Associates			
Balance at beginning of year	-	15,315,304	3,029,832
Share of an Associate's Asset Revaluation Reserve	-	-	12,285,472
Discontinuation of equity accounting following the acquisition of Vital Health Sciences Ltd and the disposal of Petrecycle Ltd.	-	(15,315,304)	-
	-	-	15,315,304

8. WRITE-DOWN OF INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD TO RECOVERABLE AMOUNT

Expense from ordinary activities resulting from write-down of investment in Adoil Pty Ltd to recoverable amount	-	(62,032)
	-	(62,032)

Notes:
In the 31 December 2003 financial year, the investment in Adoil Pty Ltd was written down to its recoverable value of $1.

9. OTHER FINANCIAL ASSETS (NON CURRENT)

Controlled entities – unlisted	-	106,407,999	-

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

10. INTEREST IN SUBSIDIARIES

	Country of Incorporation	2004 Percentage of equity interest held by the Consolidated entity	2003 Percentage of equity interest held by the Consolidated entity	2004 Investment $	2003 Investment $
Vital Health Sciences Ltd	Australia	100	-	106,407,999	-

At 31 December 2003, Phosphagenics Ltd owned 36.7% of Vital Health Sciences Ltd. This investment was equity accounted at that date.

	Note	Consolidated $	2004 Parent $	2003 Parent $
11. RECEIVABLES				
Trade Debtors		44,055	-	7,765
Other debtors		615,775	20,979	57,943
		659,830	20,979	65,708

Net Fair Values

The carrying amount of accounts receivable approximate Net Fair Values as determined by reference to expected net cash inflows.

	Note	Consolidated $	2004 Parent $	2003 Parent $
12. INTANGIBLES				
Intellectual Property at cost		105,819,637	-	-
Accumulated amortisation		-	-	-
		105,819,637	-	-
13. PROPERTY, PLANT AND EQUIPMENT				
Furniture and equipment at cost		542,114	208,979	195,305
Less: Accumulated depreciation		(262,350)	(120,933)	(99,532)
		279,764	88,046	95,773
Movement in Furniture & Equipment				
Written down value at beginning of year		95,773	95,773	119,716
Additions		13,674	13,674	-
Plant and equipment acquired	24 (3)	191,718	-	-
Depreciation for year		(21,401)	(21,401)	(23,943)
Written down value at end of year		279,764	88,046	95,773

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

	Consolidated	2004 Parent	2003 Parent
	$	$	$
14. PAYABLES			
Trade Creditors	342,452	12,104	317
Accruals	427,456	31,939	22,160
Other Creditors	24,535	18,200	2,641
	794,443	62,243	25,118

All payables are unsecured and are payable in Australian dollars.

Net Fair Values
The carrying amounts of accounts payable approximate
Net Fair Values as determined by reference to expected net cash outflows.

	Consolidated	2004 Parent	2003 Parent
15. PROVISIONS			
Current Employee benefits	16,288	13,540	-

	Consolidated	2004 Parent	2003 Parent
16. CONTRIBUTED EQUITY			
(a) Issued Shares			
499,834,011 (2003: 172,100,867)			
Fully Paid Ordinary Shares	134,731,137	134,731,137	39,700,813
The movement in the issued capital of the Company is as follows:			
Opening balance	39,700,813	39,700,813	34,749,960
Shares issued – cash	6,660,586	6,660,586	5,235,500
Shares issued – non-cash (i)	89,188,271	89,188,271	-
Exercise of options	94,394	94,394	2,104
Capital raising costs	(912,927)	(912,927)	(286,751)
Closing balance	134,731,137	134,731,137	39,700,813

		Number of Shares	
The movement in the number of ordinary shares of the Company is as follows:			
Opening balance	172,100,867	172,100,867	151,148,349
Shares issued – cash	29,966,941	29,966,941	20,942,000
Shares issued – non-cash (i)	297,294,232	297,294,232	-
Exercise of options	471,971	471,971	10,518
Closing balance	499,834,011	499,834,011	172,100,867

(i) The fair value of these shares was determined to be the market price at date of issue. The shares were issued on 31 December 2004 as consideration for the acquisition of Vital Health Sciences Limited.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

16. CONTRIBUTED EQUITY (CONTINUED)

(b) Share Options

June 2009 options exercisable at 20 cents each

In the period June 1999 to December 2004, inclusive, a total of 717,286 options have been exercised at 20 cents each of which 471,971 were exercised in the year under review.

POHOB Options at 31 December 2004

For the financial year ended 31 December 2004 the following movements occurred in quoted POHOB options.

	2004	2003
Balance 31 December 2004	59,696,177	60,178,666
Balance 31 December 2003	60,168,148	60,168,148
Net movement in period	**(471,971)**	**(10,518)**
Represented by:		
Issues		-
Reductions		
Exercised in the period	(471,971)	(10,518)
Net Movement	**(471,971**	**(10,518)**

As at close of business on 31 December 2004 there was a total of 59,696,177 unexercised options.

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up to shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

17. ACCUMULATED LOSSES

	Note	Consolidated $	2004 Parent $	2003 Parent $
Accumulated losses at beginning of year		(25,632,929)	(25,632,929)	(22,971,328)
Transfer from revaluation reserve of the Portion of the revaluation reserve arising from a revaluation in Petrecycle Ltd following the disposal of the investment in Petrecycle Ltd	26	3,029,835	3,029,835	-
Loss from ordinary activities after related income tax		(3,148,261)	(3,148,261)	(2,661,601)
Accumulated losses at end of year		(25,751,355)	(25,751,355)	(25,632,929)

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

18. AUDITORS' REMUNERATION

Remuneration paid or due and payable to the auditors of the Company in connection with:

	Consolidated $	2004 Parent $	2003 Parent $
Audit and review of financial reports	29,085	29,085	33,000
General accounting advice	6,700	6,700	3,500
Tax consulting services	8,315	8,315	5,872
	44,100	44,100	42,372

PKF UK undertook work associated with capital raising carried out of the UK and were paid fees of $104,164 for due diligence services of which $50,000 was on paid to PKF Melbourne.

19. DIRECTORS' REMUNERATION

The names and positions held of specified Directors in office at any time during the financial year are:

Andrew Vizard	Chairman and Independent Director
Ian Pattison#	Managing Director
Harry Rosen	Executive Director and President
John Mills##	Independent Director
Jon Addison	Independent Director
Michael Preston###	Independent Non-Executive Director
Peter Lewinsky*	Non-Executive Director
Anthony Rebuck**	Independent Director
Simon West***	Non-Executive Director
Alan Fisher****	Independent Director
Steven Korman*****	Non-Executive Director

* Peter Lewinsky resigned 18 March 2004

** Anthony Rebuck appointed 18 March 2004, resigned 9 September 2004

*** Simon West resigned 18 March 2004

**** Alan Fisher resigned 18 March 2004

***** Steven Korman resigned 11 February 2004

\# Ian Pattison appointed 4 March 2004

\## John Mills appointed 18 March 2004

\### Michael Preston appointed 8 November 2004

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

19. DIRECTORS' REMUNERATION (CONTINUED)

Specified Directors' Remuneration

2004	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
I. Pattison	191,132	-	-	17,202	-	-	-	208,334
H. Rosen	185,000	-	-	4,500	-	-	-	189,500
J. Mills	7,849	-	-	9,958	-	-	-	17,807
J. Addison	20,000	-	-	1,800	-	-	-	21,800
M. Preston	3,209	-	-	-	-	-	-	3,209
P. Lewinsky	-	-	-	-	-	-	-	-
A. Rebuck	9,586	-	-	863	-	-	-	10,449
S. West	100,00	-	-	-	-	-	-	100,000
A. Fisher	4,301	-	-	387	-	-	-	4,688
	582,744	-	-	40,110	-	-	-	622,854

No Directors received options during the year.

2003	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
H. Rosen	-	-	-	-	-	-	-	-
J. Addison	20,000	-	-	1,800	-	-	-	21,800
P. Lewinsky	4,550	-	-	-	-	-	-	4,550
S. West	-	-	-	-	-	-	-	-
A. Fisher	20,000	-	-	1,800	-	-	-	21,800
S. Korman	20,004	-	-	-	-	-	-	20,004
	124,554	-	-	9,000	-	-	-	133,554

Remuneration Practices

The Company's policy for determining the nature and amounts of emoluments of Board members is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages applicable to the Board members. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

19. DIRECTORS' REMUNERATION (CONTINUED)

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The Company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

20. RELATED PARTY TRANSACTIONS

Interest of Directors in Shares and Options in the Company.

Specified Directors		Balance 1 January 2004	Net Change Other (1)	Shares Issued to Vendors of Vital Health Sciences Ltd	Balance 31 December 2004
Andrew L Vizard	Shares	52,135	71,276	-	123,411-
	Options	1,200,000	-	-	1,200,000
John Mills	Shares	-	107,667	-	107,667
	Options	-	-	-	-
Harry Rosen	Shares	2,663,000	-	61,367,143	64,030,143
	Options	5,050,000	-	-	5,050,000
Ian G. Pattison	Shares	-	367,667	-	367,667
	Options	-	350,000	-	350,000
Michael D. Preston	Shares	-	-	2,372,659	2,372,659
	Options	-	-	-	-
Jonathan L Addison	Shares	4,000	-	-	4,000
	Options	-	-	-	-

(1) Included are shares issued under the Share Purchase Plan at 28.3 cents per share:
Dr. I. Pattison – 17,667 shares
Prof. J. Mills – 17,667 shares

There were no options acquired during the financial year from the Company.

	2004	2003
Transactions with Associates		
During the year Phosphagenics Limited charged a service fee to the investee companies for administration services and to recover a portion of its rental expense from Associate Companies under normal commercial arrangements as follows:		
Vital Health Sciences Limited	30,492	30,240
Petrecycle Limited	17,640	29,160

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

21. EARNINGS PER SHARE

	2004 cents	2003 cents
The following reflects the income and share data used in the calculations of basic and diluted earnings per share.		
Basic and dilutive EPS (cents per share)	(1.78)	(1.74)
Earnings used in the calculation of basic and dilutive EPS	(3,148,261)	(2,661,601)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS and dilutive EPS	176,546,440	152,927,990
Potential ordinary shares that are not dilutive and not used in the calculation of diluted earnings per share:		
* Share Options	59,696,177	60,168,148

The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

22. SEGMENT INFORMATION

The Company operated as a registered Pooled Development Fund until 16 December 2004. The Company's only primary business segment was investment and its only secondary geographical segment is operating in Australia.

23.EVENTS SUBSEQUENT TO BALANCE DATE

There have been no significant events subsequent to balance date.

24.NOTES TO THE STATEMENT OF CASH FLOWS

(1) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, deposits at call and bills of exchange with a maturity date no later than three months. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related Statement of Financial Position items as follows:

	Consolidated $	2004 Parent $	2003 Parent $
Cash	7,221,969	6,736,769	2,311,753

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

24. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

	Consolidated $	2004 Parent $	2003 Parent $
(2) Reconciliation of Net Cash Used In Operating Activities to Operating Loss after Income Tax			
Operating Loss after Income Tax	(3,148,261)	(3,148,261)	(2,661,601)
Adjustment for Non-Cash Income and Expense Items:			
Realised Losses/(Profits) on Marketable Securities	(19,488)	(19,488)	(70,000)
Unrealised Losses/(Profits) on Marketable Securities	-	-	(13,782)
Depreciation	21,401	21,401	23,943
Net Expense from Aggregate Share of Associates': Loss from Ordinary Activities after Tax	1,700,764	1,700,764	1,877,518
Diminution of investments in Associates	-	-	62,032
Changes in Assets and Liabilities:			
(Increase)/Decrease in Receivables	44,729	44,729	(34,249)
Increase/(Decrease) in Payables and Provisions	54,862	54,862	(5,235)
Increase in Other Current Assets	(12,568)	(12,568)	(10,229)
Net Cash Used In Operating Activities	(1,358,561)	(1,358,561)	(831,603)

(3) ENTITIES ACQUIRED

Vital Health Sciences Limited

Purchase Consideration

	Consolidated $	2004 Parent $	2003 Parent $
Shares			
297,294,232 fully paid Phosphagenics Limited shares issued at fair value 30 cents per share	89,188,271	89,188,271	-
Fair Values of Net Assets Acquired			
Plant and equipment	191,718	-	-
Inventories	7,541	-	-
Receivables	638,851	-	-
Cash	485,200	-	-
Payables	(734,948)	-	-
Intellectual property	88,599,909	-	-
	89,188,271	-	-
Cash acquired on acquisition of Vital Health Sciences Limited	485,200	-	-

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

For The Year Ended 31 December 2004

25.FINANCIAL INSTRUMENTS: INTEREST RATE RISK AND CREDIT RISK

The Company manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the Board of Directors. The Company does not engage in any significant financial instrument transactions, which are speculative in nature.

Interest Rate Risk Exposure

Exposure to interest rate risks on financial assets and liabilities are summarised as follows:

	Non-Interest Bearing $	Floating Interest Rate $	Total $
2004			
Financial Assets			
Cash - Current	-	7,221,969	7,221,969
Accounts Receivable - Current	659,830	-	659,830
Other Financial Assets - Current	-	-	-
	659,830	7,221,969	7,881,799
Weighted Average Interest Rate	-	5.0%	
Financial Liabilities			
Payables - Current	794,443	-	794,443
Net Financial Assets	(134,613)	7,221,969	7,087,356
2003			
Financial Assets			
Cash - Current	-	2,311,753	2,311,753
Accounts Receivable - Current	65,708	-	65,708
Other Financial Assets - Current	-		
Equity Accounted Investments - Non-Current	30,979,541	-	30,979,541
	31,045,249	2,311,753	33,357,002
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	25,115	-	25,115
Net Financial Assets	31,020,134	2,311,753	33,331,887

Credit Risk Exposure

The maximum credit risk exposure of financial assets excluding investments is represented by the carrying amounts of assets recognised in the balance sheet net of any provisions for losses. The credit risk in respect of cash assets is minimised as counter-parties are recognised financial institutions with acceptable credit ratings of AAA, determined by a recognised rating agency.

Financial Statements

Notes to and Forming Part of the Financial Statements (Continued)

FOR THE YEAR ENDED 31 DECEMBER 2004

	NOTE	2004 $	2003 $
26. RESERVES			
Asset Revaluation Reserve			
Balance at beginning of the year		15,315,304	3,029,832
Transfer to accumulated losses of the portion of the revaluation reserve arising from a revaluation in Petrecycle Ltd following the disposal of the investment in Petrecycle Ltd		(3,029,832)	-
In specie divided – distribution of the Company's investment in Petrecycle Ltd	27	(8,042,399)	12,285,472
Balance at end of the year		4,243,073	15,315,304

The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets. The decrease in the 31 December 2004 financial year related to the payment of an In Specie dividend to shareholders on the Company divesting itself of Petrecycle Ltd.

27. DIVIDENDS

On 27 February 2004, in accordance with a resolution of Directors, the Company provided a dividend of $8,042,399 to shareholders consisting of an in specie distribution of the Company's investment in Petrecycle Ltd to Phosphagenics Limited's shareholders as registered on 9 February 2004. The dividend was paid on the basis of 1 Petrecyle Ltd share for each 10 Phosphagenics Ltd shares held. The carrying value of Petrecycle Ltd was determined by the Directors to represent its fair value. The Company has no franking credits and accordingly the dividend was unfranked.

	2004 $	2003 $
Balance of Franking Account at Year End	-	-

28. COMMITMENTS FOR EXPENDITURE

Non-cancellable operating lease commitments are:

	2004 $	2003 $
Not later than one year	106,400	102,729
Later than one year but not later than 5 years	255,370	246,549
	361,770	349,278

Non-cancellable operating leases relate to the rent of office accommodation for a period of 10 months. The Company has an option to extend its rental lease for a period of 3 years.

29. STATUTORY INFORMATION

The registered office of the Company is Level 2, 90 William Street, Melbourne, Victoria 3000.
The Company was incorporated and is domiciled in Australia.
The number of employees at 31 December 2004 is 2 (2003: 0).

Additional Shareholders' Information - ASX Listing Rule 4.10. as at 31 March 2005

SHARES

Twenty Largest Holdings : Ordinary Fully Paid Shares.	As at 31/3/05	% Issued Shares	Ranking
Jogra Nominees Pty Ltd	61,367,143	12.28%	1
Paroha Nominees Pty Ltd	61,367,143	12.28%	2
H Snook Pty Ltd	34,039,529	6.81%	3
ANZ Nominees Limited	27,994,656	5.60%	4
Zahavette Pty Ltd	15,557,867	3.11%	5
Oakmor Pty Ltd	15,299,926	3.06%	6
Bedison Pty Ltd	12,027,690	2.41%	7
Computershare Company Nominees Limited	11,259,995	2.25%	8
Glencan Pty Ltd	11,120,994	2.22%	9
Decoland Holdings Pty Ltd	8,325,323	1.67%	10
Bruce Robert Butler	7,626,406	1.53%	11
Dalsey Pty Ltd<The Dalsey Super Fund A/C>	6,877,323	1.38%	12
Paradyce Pty Ltd	6,101,123	1.22%	13
Shyney Pty Ltd	6,020,800	1.20%	14
Lindmark Investments Pty Ltd<Super Fund A/C>	5,734,386	1.15%	15
Volpaia Consultants Pty Ltd	5,694,376	1.14%	16
Anthony Derosa	5,084,270	1.02%	17
Ernest Szoke	5,084,270	1.02%	18
Rijem Pty Ltd	5,041,901	1.01%	19
Tenby Investments Pty Ltd	4,559,912	0.91%	20
Sub-Total - Top 20 Holders	**316,185,033**	**63.26%**	
Sub Total - Other Holders	183,663,813	36.74%	
Total Issued Shares	**499,848,846**	**100.00%**	

Voting Rights

Shares : One vote per share.

Range of Shareholders Range	Holders	31/3/05 Units	%
1-1000	275	105,365	0.02%
1001-5000	831	2,671,359	0.53%
5001-10000	737	5,896,268	1.18%
10001-100000	1,822	60,569,821	12.12%
100001-OVER	330	430,606,033	86.15%
	3,995	499,848,846	100.00%

Marketable parcels - Shares

Holdings that are less than a marketable parcel of the Company's ordinary fully paid shares as at 31 March 2005 at a closing price of A$0.35 a share, consisted of a total of 305 holders each holding a parcel of 1,429 shares and covering an aggregate of 141,008 shares.

Buy-Back

The Company has not undertaken any share buy-back plans during or since the year ended 31 December 2004

Additional Shareholders' Information -
ASX Listing Rule 4.10. as at 31 March 2005

SHARES (CONTINUED)

Substanial Shareholdings

The following Substantial Shareholdings ('SSH') have been declared to the Company :

Holder	Entitlement to No. Securities	Date of SSH Notice	Form No.
Harry Rosen	64,030,143	4/1/05	603
Simon M West	61,367,143	4/1/05	603
Harvey Snook	34,839,529	4/1/05	603

Broking Commissions

During the year ended 31 December 2004 the Company disposed of the miscellaneous quoted securities being the balance of securities transferred from Greenchip Emerging Growth Limited in 2000.

There were six on-market transactions on which an aggregate amount of A$587 was paid in brokers commissions.

OPTIONS (EXERCISE PRICE 20 CENTS EACH)

Twenty Largest Holdings : Expiring 7 June 2009	As at 31/3/05	% Issued Warrants	Ranking
Mark Kerr	5,737,500	9.61%	1
Peter Laurence Smith	4,600,000	7.71%	2
Berkeley Consultants Pty Ltd	4,397,500	7.37%	3
ANZ Nominees Limited	3,517,212	5.89%	4
Harry Rosen	2,675,000	4.48%	5
Simon M West	2,675,000	4.48%	6
Chase Pacifics Fund Inc	2,000,000	3.35%	7
Ross & Gina Copeland	1,868,520	3.13%	8
Paroha Nominees Pty Ltd	1,250,000	2.09%	9
Ferndale Worldwide Limited	1,200,000	2.01%	10
Andrew L Vizard	1,200,000	2.01%	11
Paroha Nominees Pty Ltd<Superannuation Fund A/C>	1,125,000	1.89%	12
Harvey Snook	1,125,000	1.89%	13
Rijem Nominees Pty Ltd	1,110,625	1.86%	14
Noarlunga Nominees Pty Ltd	1,100,000	1.84%	15
Ross & Gina Copeland	883,887	1.48%	16
Stephen Friedman	800,000	1.34%	17
SSDG Pty Ltd<SSDG Super Fund A/C>	540,000	0.90%	18
Mark Carrazzo	500,000	0.84%	19
Lindmark Investments Pty Ltd<Staff Super Fund A/C>	494,973	0.83%	20
Sub-Total - 20 Largest Holders	**38,800,217**	**65.01%**	
Sub Total - Other Holders	20,881,125	34.99%	
Total Issued and Unexercised Options 31 March 2005	**59,681,342**	**100.00%**	

Voting Rights

Options carry no voting rights.

Additional Shareholders' Information -
ASX Listing Rule 4.10. as at 31 March 2005

OPTIONS (CONTINUED)

Range of Warrent Holders		31/3/05	
Range	Holders	Units	%
1-1000	94	41,197	0.07%
1001-5000	425	1,212,744	2.03%
5001-10000	186	1,380,054	2.31%
10001-100000	235	7,760,390	13.00%
100001-OVER	63	49,286,957	82.58%
	1,003	59,681,342	100.00%

Marketable Parcels - Options
Not applicable as options are not the Company's main security.

Options - Exercise Dates
Each option may be exercised on the first day on which ADI's (as defined in the Banking Act 1959 (Cth) are open for business in Melbourne , Victoria (excluding Saturdays and Sundays) in any month in which the option is granted to the date of its expiry inclusive or during the period of at least 7 business days before the record date for determining participation in any bonus and/or cash issues. Optionholders are referred to the terms and conditions of the June 2009 options for additional information.

Restricted Securities/Unquoted Securities
As at the date of this Report :

1. There are no unquoted securities;
2. With regard to the 297,294,232 ordinary shares issued on 31 December 2004 to the vendor shareholders of Vital Health Sciences Limited, as authorised by shareholders at the General Meeting held on 29 January 2004, and by voluntary agreement by such vendor shareholders, the 297,294,232 shares were deemed to consist of three equal tranches of shares of which tranches two and three are restricted as to trading or dealing until 1 July 2005 and 1 January 2006 respectively; and
3. As part of the listing of the Company's shares on the UK Alternative Investment Market Directors have entered into 'lock-in' agreements until 29 July 2005. Such agreements restrict the Directors ability to sell shares.

Articles

Herald Sun

Friday May 7, 2004



Biotech plans vitamin E boost to fight ailments

THE AGE

Wednesday, August 11, 2004

Trading Room

Shot in the arm for Phosphagenics

THE AUSTRALIAN

November 3, 2004

Robert Gottliebsen

AUSTRALIAN biotech companies not only have to be tough to survive. They usually need to win in the US as well.

And in the lead-up to the US presidential election, the sight of CNN commentator Larry King promoting a vitamin breakthrough by another local company, Phosphagenics — which conducts its Food & Drug Administration approved human trials in Australia — was another boost.

Meanwhile, like John Laws in Australia, CNN's Larry King also promotes consumer products. One of his clients is the US Zila Group, which has about 10 per cent of the US vitamin C market.

It is moving into Vitamin E supplements using the technology developed by Australia's Phosphagenics.

Vitamin E offers great benefits in healing and heart disease, but is not easily absorbed in the body.

Phosphagenics has developed a skin-applied or oral delivery compound which enables far more Vitamin E to be absorbed in the blood stream than conventional products.

Zila has the Australian product on Wal-Mart shelves — but to stay there, it has to sell. Meanwhile, Phosphagenics aims to use its patented skin-applied delivery compound to deliver other drugs.

In the next three months it will conduct human trials on morphine, where the side effects of the current delivery methods can be very severe on patients.

If the morphine human trials are successful, then the treatment of many terminally ill patients will be transformed. It is no easy process to take Australian technology from the laboratory to human trials and beyond. That is why most sell out to majors.

gottliebsenr@theaustralian.com.au








BD



PHOSPHAGENICS
LIMITED

www.phosphagenics.com

